EXHIBIT 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Year Ended December 31,
	2013	2014	2015(a)	2016	2017(b)
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$512	$587	$579	$653	$523
Loss from equity investee	—	—	—	4	2
Distributed income from equity investee	—	1	—	—	—
Tax expense based on income	311	377	363	382	576
Fixed charges excluding capitalized interest and subsidiary preferred stock dividends tax adjustment (c)(d)	449	379	381	407	415
Amortization of capitalized interest (d)	1	—	—	—	—
Earnings available for fixed charges, as defined	$1,273	$1,344	$1,323	$1,446	$1,516
Fixed charges, as defined:
Interest expense on short-term and long-term debt (c)	$415	$348	$350	$375	$383
Capitalized interest (d)(e)	17	—	—	—	—
Estimated interest cost within rental expense	4	3	3	4	4
Amortization of net debt premium, discount, and expenses	24	22	22	22	22
Subsidiary preferred stock dividends	6	6	6	6	6
Adjust preferred stock dividends to pretax basis	4	4	4	4	4
Total fixed charges, as defined	$470	$383	$385	$411	$419
Consolidated ratio of earnings to fixed charges	2.7	3.5	3.4	3.5	3.6

(a)	Includes a $69 million provision for the Callaway construction and operating license. See Note 2 - Rate and Regulatory Matters under Part II, Item 8, of this Form 10-K for additional information.

(b)	Includes an increase to income tax expense of $154 million recorded in 2017 as a result of the TCJA. See Note 12 - Income Taxes under Part II, Item 8, of this Form 10-K for additional information.

(c)	Includes net interest related to uncertain tax positions.

(d)	All capitalized interest is associated with discontinued operations.

(e)	Excludes allowance for funds used during construction.